As filed with the Securities and Exchange Commission on April 29, 2016

Securities and Exchange Commission

Washington, D.C. 20549

_______________________

SCHEDULE TO

_______________________

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

_______________________

The Zweig Total Return Fund, Inc.

(Name of Subject Company [Issuer])

_______________________

The Zweig Total Return Fund, Inc.

(Name of Filing Persons)

_______________________

Common Stock, Par Value $0.10 Per Share

(Title of Class of Securities)

989834205

(CUSIP Number of Class of Securities)

101 Munson Street
Greenfield, MA 01301-9683

(Address of Principal Executive Office)

Telephone Number, Including Area Code: (800) 272-2700

William Renahan, Esq.

Vice President, Chief Legal Officer &

Secretary for the Registrant
100 Pearl Street
Hartford, CT 06103-4506

(Name and Address of Agent for Service)

_______________________

Copy to:

Christopher P. Harvey, Esq. Dechert LLP One International Place 40th Floor 100 Oliver Street Boston, MA 02110

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

Calculation of Filing Fee

Transaction Valuation	Amount Of Filing Fee
$62,859,201.74(a)	$6,329.92(b)

_______________________

(a)	Estimated for purposes of calculating the amount of the filing fee only. Pursuant to Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended, the Transaction Value was calculated by multiplying 4,768,925.10 shares of common stock of the Fund (15% of the total number of shares outstanding on April 25, 2016) by $13.18 (98% of the net asset value per share of $13.45 as of the close of regular trading on the New York Stock Exchange on April 25, 2016).

(b)	Calculated at $100.70 per $1,000,000 of the Transaction Value.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.   ☐

Introductory Statement
This Issuer Tender Offer Statement on Schedule TO relates to an offer by The Zweig Total Return Fund, Inc., a Maryland corporation (the “Fund”) registered under the Investment Company Act of 1940, as amended, as a closed-end, diversified management investment company, to purchase for cash up to 15% of its outstanding shares, or 4,768,925.10 of the Fund’s issued and outstanding Shares of common stock, par value $0.001 per Share (“Common Stock”), for cash at a price per Share equal to 98% of the net asset value per Share upon the terms and subject to the conditions contained in the Issuer Tender Offer Statement dated April 29, 2016 and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”) and are filed as exhibits to this Schedule TO.
The information in the Issuer Tender Offer Statement and the related Letter of Transmittal is incorporated herein by reference in answer to Items 1 through 11 required to be disclosed in this Schedule TO.
Item 12.   Exhibits.
(a)(1)(i)	Issuer Tender Offer Statement, dated April 29, 2016.
(a)(1)(ii)	Form of Letter of Transmittal.
(a)(1)(iii)	Form of Notice of Guaranteed Delivery.
(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(v)	Form of Letter to Clients of Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(vi)	Form of Letter to Stockholders.
(a)(2)	None.
(a)(5)(i)	Text of press release dated and issued on April 5, 2016.*
(a)(5)(ii)	Text of shareholder letter dated and issued on April 20, 2016.**
(a)(5)(iii)	Text of shareholder letter dated and issued on April 29, 2016.
(a)(5)(iv)	Text of press release dated and issued on April 29, 2016.
(b)	None.
(d)	Agreement between Karpus Investment Management & Zweig Advisers, LLC.
(g)	None.
(h)	None.

*
Previously filed as an exhibit to the Schedule TO filed by the Fund with the Commission on April 5, 2016.

**
Previously filed as an exhibit to the Schedule TO filed by the Fund with the Commission on April 19, 2016.

Item 13.   Information Required by Schedule 13E-3.
Not applicable.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
THE ZWEIG TOTAL RETURN FUND, INC.
/s/ William J. Renahan Name: William J. Renahan Title: Vice President, Chief Legal Officer & Secretary
Dated: April 29, 2016